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03012755

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

VF 3-14-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2 2003 PROCESSING SECTION WASHINGTON DC

SEC FILE NUMBER
8-36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Thrivent Investment Management Inc.
FN: AAL Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis	MN	55415-1665
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joy A. Hanson (920) 628-4497
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young L.L.P.
(Name – *if individual, state last, first, middle name*)

111 East Kilbourn Avenue	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Kargus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Directors
Thrivent Investment Management Inc.

We have audited the accompanying statements of financial condition of Thrivent Investment Management Inc. (Investment Mgt.) (previously known as AAL Capital Management Corporation) as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Investment Mgt.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thrivent Investment Management Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the 2002 basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Minneapolis, Minnesota
January 29, 2003

Thrivent Investment Management Inc.

Statements of Financial Condition

	December 31 2002	December 31 2001
	(In Thousands)	
Assets		
Cash and cash equivalents	$ 14,318	$ 11,639
Investments in The AAL Mutual Funds	2,147	2,415
Due from The AAL Mutual Funds	5,300	5,358
Due from AAL Variable Product Series Fund, Inc.	70	752
Due from The LB Family of Funds	1,248	-
Due from Thrivent Financial Holdings, Inc.	76	-
Due from other entities	299	44
Income tax recoverable	12	49
Deferred tax asset	580	710
Deferred commission expense	7,344	2,975
Other assets	276	308
Total Assets	$ 31,670	$ 24,250
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses	$ 1,798	$ 1,652
Commissions and bonuses payable	9,590	10,275
Due to Thrivent Financial for Lutherans	547	494
Due to Thrivent Financial Holdings, Inc.	-	164
Due to other entities	364	-
Sub-advisory fees payable	206	374
Total Liabilities	12,505	12,959
Shareholder's Equity		
Common stock, par value $0.01 per share; 1,000 shares authorized; 98 shares issued and outstanding	-	-
Additional paid-in capital	21,085	11,790
Retained deficit	(1,920)	(499)
Total Shareholder's Equity	19,165	11,291
Total Liabilities and Shareholder's Equity	$ 31,670	$ 24,250

See accompanying notes.